FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 3, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for June 3, 2008 and incorporated by reference herein is the Registrant’s immediate report dated June 3, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: June 3, 2008

ASNA Releases Monarch 4.0 System i and RPG Modernization Solution with
Support for Microsoft .NET Framework 3.5 and Visual Studio 2008

—	Raises the Bar on Legacy System i and RPG Migration and Modernization
—	Enables Rapid Transformation of Existing RPG Applications to .NET
—	Provides Easy Mechanism for Adding New Functionality Such as Web Services, n-Tier Architecture, Microsoft SQL Server Connectivity and User Interface Improvements

SAN ANTONIO, TX, June 3, 2008 – ASNA, a BluePhoenix Solutions company (NASDAQ: BPHX), today announced the release of a revolutionary version of its Monarch modernization solution. Monarch 4.0 is the fastest path available today for organizations who wish to expand or migrate their monolithic AS/400, iSeries, or System i green screen and web-faced RPG applications to the growing Microsoft .NET Framework.

Monarch 4.0 analyzes and migrates RPG III/ILE RPG and CL programs, Display and Print files, and optionally, System i DB2 data, to Microsoft’s .NET Framework and SQL Server. Monarch automates the processes required to transform RPG programs or entire applications while preserving the original program logic and application functionality. Once transformed, applications may be extended, modified, or enhanced by development teams using either RPG or Visual Studio.

ASNA Monarch 4.0 represents a major upgrade to Monarch. Its notable enhancements include:

—	Support for .NET Framework 3.5 and Visual Studio 2008
—	Enhanced migration agent for migrating System i DB2 files to Microsoft SQL Server
—	Support for automatically migrating embedded SQL code
—	RPG cycle support for print programs
—	Improved RPG sub-file migration features, including folding sub-files

“There are thousands of companies and independent solution vendors (ISVs) with substantial dependence on System i legacy RPG applications,” said Eduardo Ross, president of ASNA.

“Many of these organizations are constrained by the System i character-based user interface and the difficulty to add functionality and interface with modern technologies. They are also constrained by the shrinking pool of skills and resources available to support these systems.”

“ASNA System i Expansion and Modernization Service with Monarch, enables companies to get closer to their customers, increase their market agility, improve their ability to innovate, and integrate better with suppliers, customers, and business partners,” continued Ross. “Monarch 4.0 is the fastest means by which organizations can rapidly transform and enhance their legacy System i application portfolio into re-energized systems that can answer today’s most challenging business demands.”

“We are pleased to have ASNA provide support for Visual Studio 2008 and the .NET Framework 3.5, as well as enhanced support for SQL Server,” said Jay Roxe, Group Product Manager in the Developer Division, Microsoft Corp. “Monarch 4.0‘s support enables System i users to expand and modernize their applications to use Microsoft technologies.  This will enable greater flexibility to create applications that meet current and future needs.”

For more information about the ASNA System i Expansion and Modernization Service and our flexible pricing plans at www.asna.com/index/Solutions.

About ASNA (www.asna.com)
ASNA, a BluePhoenix company (NASDAQ:BPHX), provides comprehensive solutions for modernizing System i applications to RPG on the Microsoft .NET platform. Using a staged approach, ASNA enables companies to integrate and extend their solutions to .NET, the Web and beyond, while preserving investments in IT and human resources. ASNA solutions are distributed worldwide, and used by more than 1 million end users.

ASNA is a Microsoft Gold Certified Partner, Microsoft Visual Studio Industry Partner, IBM Tools Network Partner, and an Advanced Tier Member of IBM’s PartnerWorld for Developers. ASNA is also a founding member of MAP (Midrange Alliance Program) and an exclusive Delivery Partner for the Microsoft NXT program for ISVs.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Product and service names mentioned herein are the trademarks of their respective owners.

BluePhoenix Contact
Colleen Pence
+1210-408-0212, ext. 600
cpence@bphx.com

Investor Contact	Financial Media Contact
Peter Seltzberg	Jeffrey Stanlis
Hayden Communications	Hayden Communications
(646) 415-8972	(602) 476-1821
peter@haydenir.com	jeff@haydenir.com